UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March 10, 2004

Carmanah Technologies Corporation

1304 – 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]      Yes     X     No

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  0-30052

FOR IMMEDIATE RELEASE

Wednesday, March 10, 2004

(No.2004-03-07)

CARMANAH ANNOUNCES FINANCIAL RESULTS FOR 2003

Record Annual Revenue and Q4 Sales

Vancouver, British Columbia, Canada – Wednesday, March 10, 2004 - Carmanah Technologies Corporation (TSX Venture: CMH) is pleased to announce its audited results for the years ended December 31, 2003 and 2002.

Highlights for 2003:

  Annual revenue up 42% over 2002 to $9,220,018

  Net earnings of $22,843 and operating income of $111,798 (EBITDA of $260,936)

  Q4 revenue of $3.3 million, up 74% over Q4 2002

  Q4 revenue up $1 million (43%) over Q3 2003

  Record outstanding orders of $1.1 million at year end

  Revenue growth (42%) outpaced expenditure growth (26%)

  Aggressive investment continued in both R&D and business development for new markets

“2003 was a year where Carmanah received strong validation for its products in new markets in addition to its core marine market,” states Art Aylesworth, Carmanah’s CEO.  “More than $2 million of our product was sold into the International aviation market, and our investments made to introduce solar LED technology into the UK transit industry paid dividends in terms of a $1.6 million order.  We also saw continued growth in our core marine lighting business and pivotal approvals from North American Coast Guard authorities.”

In the last quarter of 2003, Carmanah also completed its first major transaction by acquiring AVVA Technologies Inc. to further expand the Company’s LED-based technology and expedite the route to market for roadway technologies.

“2003 was a very successful year,” states Aylesworth.  “In the context of our business plan, Carmanah’s efforts during that time firmly established our Company, our technology, and our ability to enter new and varied markets.  The momentum created during the year leaves Carmanah well positioned for its anticipated growth in future years.”

SUMMARY OF RESULTS FOR 2003

Carmanah's total revenues for the 12 months ended December 31, 2003 increased 42% to $9,220,018 compared with $6,468,899 for the preceding year.  Revenues were derived from the sale of its existing product line of solar powered light-emitting diode hazard and safety lights to marine, roadway and aviation markets, and from the sale of new products primarily consisting of the illuminated bus shelters and bus stops to transit markets.  The acquisition of AVVA Technologies Inc., late in the fiscal year contributed to Q4 revenues, representing 8% of total 2003 sales.  Sales were sourced through a worldwide distribution network and direct sales efforts in these key market segments and territories.

While Carmanah continued to enjoy exceptional growth in 2003, the decline of the US dollar impacted the Company’s revenues, as a significant portion of its sales were in US dollars.  The US dollar declined from an average rate of 1.57 in year 2002 to an average rate of 1.40 in year 2003, resulting in a reduction of approximately $800,000 in Carmanah’s reported revenues.

Suite 1304-925 West Georgia St., Vancouver, BC, Canada   V6C 3L2

Phone (604) 629-0264 Toll Free 1-866-629-0264

Fax (604) 682-4768   e-mail: investors@carmanah.com

Management is pleased to announce that outstanding orders at the end of 2003 were at a record high of $1.1 million.  This was approximately 140 times the outstanding orders at the end of 2002, and was the result of strong sales momentum in the later half of 2003, particularly in December.

Carmanah's gross profit margin was 51% of sales, compared to previous year's 56%.  Once again, the difference was linked to the shift in the US dollar.  The Company's cost of goods were sourced primarily in Canadian dollars.  Gross margin becomes affected when US dollar sales are booked at a declining exchange rate.  To mitigate the erosion of margins in 2003, Carmanah raised its pricing and sold in currencies other than the US dollar where possible.  The Company also took advantage of its revenue growth to negotiate more favourable volume pricing on component supply.

Wages and benefits expense represents Carmanah’s Sales and Marketing, Operations and Finance departments.  For the year ended December 31, 2003, wages and benefits increased 26% to $1,919,084, compared with $1,517,416 in 2002.  This increase was the result of an increase in new hires to support sales growth.  As a percentage of sales, wages and benefits expense represents 21% of sales in 2003, compared with 23% of sales in 2002.  Carmanah had 26 Full-Time Equivalents (FTE's) in these departments during fiscal 2003, compared with 23 FTE's in 2002.  Carmanah had 53 Full-Time Equivalents (FTE's) in the entire company during fiscal 2003, compared with 41 FTE's in 2002.

Office and administration expenses in 2003 were $871,994, representing a 27% increase over 2002 at $684,531.  During the entire 2003 fiscal year, Carmanah was operating out of approximately 19,205 square feet, whereas the Company operated out of this total space for only the latter half of 2002.  The first half of 2002 comprised approximately 8,841 square feet.  The increase in space for the entire fiscal year 2003, as well as the increased staffing levels, resulted in greater rent, utilities and general office costs.  Given the sales growth experienced in 2003 however, the total office and administration expenses in 2003 actually decreased slightly as a percentage of sales to 9% of total sales in 2003, as compared to 11% of total sales in 2002.

During 2003, research and development expenses of $787,309 represented a 45% increase over $543,051 in the previous year.  The continued investment in (1) research for existing product enhancements and (2) new product development has enabled Carmanah to turn out prototypes and products at a faster rate.  This ability to keep up with market demands for technology enhancements and new product offerings has rewarded the Company with its current sales momentum.  Carmanah will continue to be proactive with its investment in research and development as the Company works with key market segments on new opportunities.  As a percentage of sales, research and development expenses grew at a consistent level in 2003 over 2002, with total research and development expense for both years representing 8% of total sales.

Sales and marketing expenses in 2003 were $753,360, representing a 41% increase over 2002 at $533,041.  The Company continued to increase sales and marketing activities for new and existing product lines throughout its worldwide marketplace.  In addition, a significant portion of the overall sales and marketing investment was allocated to markets and products where the Company has identified future revenue opportunity.  Sales and marketing expense continued to grow as a percentage of sales at a consistent level, with sales and marketing expense representing 8% of total sales for both 2003 and 2003 fiscal years.

Net earnings for 2003 before income tax, depreciation and amortization (EBITDA) were $260,936, compared with $384,393 for 2002.  There were two expense adjustments booked in 2003 that have no comparatives in 2002:  a one-time write-down of a pre-reverse takeover (“RTO”) receivable in the amount of $111,502, and an adjustment for stock-based compensation resulting from stock options exercised by non-employees in the amount of $27,288.  Furthermore, the impact of the US dollar slide on recorded sales also affected Carmanah’s income.  The Company recorded net earnings of $22,843.

Suite 1304-925 West Georgia St., Vancouver, BC, Canada   V6C 3L2

Phone (604) 629-0264 Toll Free 1-866-629-0264

Fax (604) 682-4768   e-mail: investors@carmanah.com

Carmanah's cash balance at December 31, 2003 was $1,693,069, compared to $679,100 at December 31, 2002.  Net cash usage from operations and investing activities was $948,766.  Financing for the Company's operations was funded primarily from a private placement during 2003 in the amount of $1,480,000, and the exercise of warrants and stock options in the amount of $595,029.  Net working capital at the end of 2003 was $4,168,728, with a current ratio of 2.9:1 and $104,981 of non-current debt obligations.

The overall performance of Carmanah for 2003 was consistent with the objectives setout in the Company's business plan.  Carmanah's revenue growth (42%) continues to outpace its expenditures (26%), even with the impact of the decline in the US dollar.  The Company maintained profitability without any capitalization of development costs and after writing down a pre-RTO debt.  The Company's performance confirms that the planned investment in 2002 in areas of R&D, sales, marketing, and infrastructure, supported its ability to meet its 2003 objectives and to develop momentum for 2004 and future years.

About Carmanah

Carmanah is an award winning alternative energy manufacturer specializing in patented solar-powered LED lighting solutions for the marine, aviation, transit, roadway, railway and mining markets.  The company currently has more than 80,000 units installed in 110 countries.  The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“ Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Carmanah Contacts: Mr. Praveen Varshney, Director Tel: (604) 629-0264 Toll-Free: 1-866-629-0264 investors@carmanah.com	Mr. Mark Komonoski, Director Investor Relations Tel: (403) 861-8384 Toll-Free: 1-800-665-3749 mkomonoski@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in our Annual Report for the fiscal year ended December 31, 2002, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  These risks and uncertainties are also described under the caption "Risk Factors" in our Annual Information Form dated December 31, 2002, as filed with the British Columbia Securities Commission and which are incorporated herein by reference.  We do not assume any obligation to update the forward-looking information contained in this press release.

Suite 1304-925 West Georgia St., Vancouver, BC, Canada   V6C 3L2

Phone (604) 629-0264 Toll Free 1-866-629-0264

Fax (604) 682-4768   e-mail: investors@carmanah.com

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Balance Sheets

(Expressed in Canadian dollars)

December 31, 2003 and 2002

2003

2002

Assets

Current assets:

Cash and cash equivalents

$         1,693,069           $            679,100

Accounts receivable, net

2,698,061

1,366,780

Inventories

1,904,872

1,057,666

Prepaid expenses and deposits

53,376

43,513

Current portion of advances receivable

-

26,844

6,349,378

3,173,903

Advances receivable

-

111,500

Equipment and leasehold improvements, net

871,683

471,079

Intangible assets, net

190,320

34,154

Goodwill

3,072,173

-

Future income taxes                                                                                               190,114                                  -

$        10,673,668           $        3,790,636

Liabilities and Shareholders’ Equity

Current liabilities:

Accounts payable and accrued liabilities

$         1,648,841            $           947,014

Bank loan

383,332

140,000

Deferred revenue

71,228

11,042

Current portion of long-term debt

21,814

21,684

Current portion of obligations under capital leases

55,435

48,015

2,180,650

1,167,755

Long-term debt

33,325

55,139

Obligations under capital leases

71,656

49,566

2,285,631

1,272,460

Shareholders’ equity:

Share capital

8,831,345

3,256,336

Contributed surplus

298,197

26,188

Deficit

(741,505)

(764,348)

8,388,037

2,518,176

$       10,673,668             $       3,790,636

Suite 1304-925 West Georgia St., Vancouver, BC, Canada   V6C 3L2

Phone (604) 629-0264 Toll Free 1-866-629-0264

Fax (604) 682-4768   e-mail: investors@carmanah.com

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Statements of Operations and Deficit

(Expressed in Canadian dollars)

Years ended December 31, 2003 and 2002

2003

2002

Sales

$         9,220,018           $         6,468,899

Cost of sales

4,455,250

2,808,745

4,764,768

3,660,154

Operating expenses:

Wages and benefits

1,919,084

1,517,416

Office and administration

871,994

684,531

Research and development

787,309

543,051

Sales and marketing

753,360

533,041

Bank charges and interest

91,537

49,086

Amortization of:

Equipment and leasehold improvements

209,416

140,014

Deferred development costs

-

216,895

Intangible assets

20,270

9,091

4,652,970

3,693,125

Operating income (loss)

111,798

(32,971)

Interest and other income

30,954

51,364

Write-down of advances receivable

(111,502)

-

Earnings before income taxes

31,250

18,393

Income tax expense (recovery):

Future

8,407

(18,000)

Net earnings

22,843

36,393

Deficit, beginning of year

(764,348)

(800,741)

Deficit, end of year

$         (741,505)            $          (764,348)

Earnings per share - basic and fully diluted

$

0.00

$

0.00

Weighted average number of shares outstanding:

Basic

22,826,155

19,650,884

Diluted

23,743,404

20,562,279

Suite 1304-925 West Georgia St., Vancouver, BC, Canada   V6C 3L2

Phone (604) 629-0264 Toll Free 1-866-629-0264

Fax (604) 682-4768   e-mail: investors@carmanah.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      Carmanah Technologies Corporation

(Registrant)

“Peeyush K. Varshney”

Date: March 10, 2004

_____________________________________

Mr. Peeyush K. Varshney, Corporate Secretary